DESCRIPTION OF REGISTERED SECURITIES OF CIMPRESS PLC

Our capital structure

Cimpress plc has an authorized share capital of €2,025,000 comprising 100,000,000 ordinary shares of €0.01 each, 100,000,000 preferred shares of €0.01 each, and 25,000 deferred ordinary shares of €1.00 each.

The authorized share capital includes 25,000 deferred ordinary shares of €1.00 each in order to satisfy minimum statutory capital requirements for all Irish public limited companies. The holders of the deferred ordinary shares are not entitled to receive any dividend or distribution, to attend, speak or vote at any general meeting, and have no effective rights to participate in the assets of Cimpress plc.

Cimpress plc has registered its ordinary shares pursuant to Section 12(b) of the Securities Exchange Act.

Voting rights

Each of our ordinary shares is entitled to one vote. Under our Constitution, holders of at least a simple majority of the shares issued and entitled to vote at a general meeting of shareholders constitute a quorum.

Under the Irish Companies Act and our Constitution, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders at a general meeting, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75% of the votes cast by shareholders at a general meeting.

An ordinary resolution is needed (among other matters) to: remove a director; provide, vary or renew the directors’ authority to allot shares and to appoint directors (where appointment is by shareholders).

A special resolution is needed (among other matters) to: alter a company’s constitution, exclude statutory preemptive rights on allotment of securities for cash (up to five years); reduce a company’s share capital; re-register a public company as a private company (or vice versa); and approve a scheme of arrangement.

Preemptive rights

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted to disapply these preemption rights in our Constitution in respect of ordinary shares with an aggregate par value amount up to the maximum of our authorized but unissued share capital. This disapplication expires in November 2024.

Irish law requires this disapplication to be renewed at least every five years by 75% of the votes cast at a general meeting of shareholders. If the disapplication is not renewed,our ordinary shares issued for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholdings before our ordinary shares may be issued to any new shareholders.

Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition); (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution); or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Rotating terms of Board of Directors

The members of our Board of Directors serve for rotating terms of up to three years.